

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Mr. Eugene M. Isenberg
Chief Executive Officer
Nabors Industries Ltd.
515 W. Greens Road, Suite 1200
Houston, Texas 77067

> **Re:** **Nabors Industries Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-32657**

Dear Mr. Isenberg:

We have reviewed your filing and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive proxy statement filed April 30, 2010

1. Please confirm in writing that you will comply with the following comment in all future filings. Provide us also with an example of the disclosure you intend to use. After our review of your response, we may raise additional comments.

Corporate governance, page 7

2. We note your disclosure that "[t]he Board believes Mr. Isenberg serving as both Chairman and CEO and Mr. Whitman serving as Lead Director provides the most effective leadership structure for the Company at the present time." Please indicate why you have determined that this leadership structure is appropriate given your specific characteristics or circumstances.

How we determine executive compensation, page 17

3. Please describe the material elements of the instructions or directions given to BDO Seidman with respect to the performance of their duties under your engagement of the firm as your compensation consultant. See Item 407(e)(3)(iii). Please also confirm that no disclosure is required under Item 407(e)(3)(iii)(A) regarding the fees paid to such firm.

Risk assessment, page 24

4. We note your disclosure in response to Item 402(s) of Regulation S-K that "the Compensation Committee has reviewed and will continue to review with management the design and operation of our incentive compensation arrangements for the purpose of assuring that these arrangements will not provide our executives with incentive to engage in business activities or other behavior that would impose unnecessary or excessive risk to the value of our company or the investments of our shareholders." Please clarify whether your compensation policies and practices regarding risk management and risk-taking incentives will have a material adverse effect on you and describe the process you undertook to reach the conclusion that disclosure of any material adverse effect is not necessary.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sean Donahue at (202) 551-3579, Michael Karney at (202) 551-3847, or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director